ALITHYA GROUP INC.

700 De La Gauchetière Street West, Suite 2400

Montréal, Québec, Canada H3B 5M2

September 27, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ALITHYA GROUP INC.

Registration Statement on Form F-4

File No. 333-227310

Ladies and Gentlemen::

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Alithya Group inc. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement (the “Registration Statement”), as amended on September 26, 2018, be accelerated so that the Registration Statement becomes effective under the Securities Act by 5:00 p.m., New York City time, on September 27, 2018, or as soon thereafter as practicable.

Please contact Jason Comerford, Osler, Hoskin & Harcourt LLP, at (212) 991-2533 with any questions you may have concerning this request. In addition, please notify Mr. Comerford when the request for acceleration has been granted.

Sincerely,

ALITHYA GROUP INC.

By	/s/ Paul Raymond
Name: Paul Raymond
Title: President and Chief Executive Officer

cc:	Jeffrey Rutherford, Edgewater Technology, Inc.
Jason Comerford, Osler, Hoskin & Harcourt LLP
Patrick J. Berry, McDonald Hopkins LLC
John D. Chambliss, Davis, Malm & D’Agostine, P.C.
Daniel T. Janis, Davis, Malm & D’Agostine, P.C.